Endeavour Silver Expands High-Grade Silver-Gold Mineralized Zones in Terronera and La Luz Veins on the Terronera Property in Jalisco, Mexico

VANCOUVER, BC -- (Marketwired - March 16, 2017) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that exploration drilling on the Terronera property in Jalisco State, Mexico continues to expand the recently discovered high-grade, silver-gold mineralized zones to greater depths within the Terronera vein and at shallow depths within the La Luz vein.

Recent drilling in the Terronera vein has expanded the main high-grade, mineralized zone down to 400 metre (m) depths, still open to depth and to the southeast (view long section here). In addition to the main zone, drilling intercepted mineralized footwall (Fw) and hangingwall (Hw) splays. In some places the splays merge to form one very thick mineralized zone (eg. Hole TR11-3). None of the drill results reported herein are included in the upcoming resource estimate and pre-feasibility study (PFS) for Terronera, and they indicate clear potential to expand resources within the Terronera vein.

Drill results from five holes* previously reported in October and December 2016, plus four new drill holes reported herein, are summarized in the table below. Highlights include 230 grams per tonne (gpt) silver and 1.8 gpt gold (359 gpt AgEq) over 16.3 m true width, or 10.5 opT AgEq over 53.5 ft, with an internal interval assaying 3,490 gpt silver and 8.9 gpt gold (4,110 gpt AgEq) over 0.3 m true width, or 119.8 opT AgEq over 1.0 ft, in hole TR11-3.

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                                From   True width    Au       Ag      AgEq
   Hole         Structure        (m)       (m)      (gpt)    (gpt)    (gpt)
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TR03-6*         Terronera      516.05      2.0       1.9      127      259
                             -----------------------------------------------
                Including      516.05      1.1       3.3      152      386
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TR09-6*         Terronera      505.10      6.7       5.0      226      576
                             -----------------------------------------------
                Including      511.40      0.7      16.9      527     1,710
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TR10.5-1*       Terronera      380.75      6.6       2.9      717      923
                             -----------------------------------------------
                Including      386.90      0.4       3.0     4,860    5,069
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                Terronera      419.15      4.5       1.8      71       199
                             -----------------------------------------------
TR12-6*         Including      423.35      0.3       3.9      206      479
                             -----------------------------------------------
              Fw Terronera     436.50      1.6       0.3      243      268
                             -----------------------------------------------
                Including      436.50      0.1       0.5      764      801
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TR14-7*         Terronera      363.90      4.8       3.9      109      383
                             -----------------------------------------------
                Including      372.25      0.5      11.1      246     1,020
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TR11-3          Terronera      498.55     16.3       1.8      230      359
                             -----------------------------------------------
                Including      515.25      0.3       8.9     3,490    4,110
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                Terronera       32.00      1.7       6.9      82       562
                             -----------------------------------------------
KP16-01A        Including       34.75      0.2      16.9      125     1,308
                             -----------------------------------------------
              Fw Terronera      38.00      7.7       1.8      116      243
                             -----------------------------------------------
                Including       48.80      0.7       3.6      300      553
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              Hw Terronera     158.45      3.5       2.1      192      337
                             -----------------------------------------------
KP16-02         Including      162.35      0.6       5.4      355      736
                             -----------------------------------------------
                Terronera      195.10      7.1       3.0      118      326
                             -----------------------------------------------
                Including      210.90      0.1      12.0      294     1,134
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                Terronera      263.15      7.5       0.7      307      356
                             -----------------------------------------------
KP16-04         Including      271.20      0.6       1.4     1,160    1,259
                             -----------------------------------------------
              Fw Terronera     320.30      1.9       0.4      275      302
                             -----------------------------------------------
                Including      321.30      0.4       1.2      860      942
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Silver equivalents are calculated at a ratio of 70:1 silver:gold.

Recent drilling in the La Luz vein, located about 2.2 kilometres northeast of the Terronera vein, has expanded the new high-grade, mineralized zone over 500 m long by 250 m deep starting approximately 100 m below surface and still open to surface and to depth (view long section here). None of the drill results reported herein are included in the upcoming resource estimate and pre-feasibility study (PFS) for Terronera, and they indicate clear potential to expand resources within the La Luz vein.

Drill results from seven holes* previously reported in December 2016, plus seven new drill holes reported herein, are summarized in the table below. Highlights include 63 gpt silver and 57.0 gpt gold (4,054 gpt AgEq) over 2.2 m true width, or 118.0 opT AgEq over 7.2 ft, with an internal interval assaying 340 gpt silver and 320.0 gpt gold (22,740 gpt AgEq) over 0.3 m true width, or 663.0 opT AgEq over 1.0 ft, in hole LL-21.

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                                From   True width    Au       Ag      AgEq
   Hole         Structure        (m)       (m)      (gpt)    (gpt)    (gpt)
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LL-02*           La Luz        207.45      1.1      58.6      408     4,512
                             -----------------------------------------------
                Including      208.61      0.3      238.0    1365    18,025
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LL-04*           La Luz        244.10      1.2       4.0      194      478
                             -----------------------------------------------
                Including      244.40      0.2      12.2      751     1,605
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LL-06*           La Luz         87.80      1.0       2.6      61       246
                             -----------------------------------------------
                Including       88.25      0.6       4.1      35       320
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LL-07*           La Luz        113.90      1.4       3.1      202      418
                             -----------------------------------------------
                Including      113.90      0.7       6.1      233      661
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LL-08*           La Luz         95.25      1.6       5.3      86       454
                             -----------------------------------------------
                Including       96.45      0.8       8.8      24       637
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LL-10*           La Luz        127.40      3.3       2.3      140      303
                             -----------------------------------------------
                Including      130.45      0.4       5.6      176      568
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LL-12*           La Luz        176.10      1.8       0.6      244      283
                             -----------------------------------------------
                Including      176.10      0.5       1.3      548      638
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LL-13            La Luz        131.75      1.5      19.0      407     1,735
                             -----------------------------------------------
                Including      132.95      0.4      48.9      680     4,103
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LL-14            La Luz        175.30      1.5      29.5      651     2,719
                             -----------------------------------------------
                Including      176.25      0.6      62.9      844     5,247
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LL-17            La Luz        124.55      1.4      23.1      245     1,865
                             -----------------------------------------------
                Including      124.55      0.5      47.5      212     3,537
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LL-18            La Luz        174.00      2.0      12.8      21       916
                             -----------------------------------------------
                Including      174.00      0.2      49.6      48      3,520
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LL-19            La Luz        193.20      1.1       2.7       7       194
                             -----------------------------------------------
                Including      193.75      0.4       5.9      13       426
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LL-20            La Luz        169.15      1.5       6.4      40       484
                             -----------------------------------------------
                Including      171.75      0.3      12.4      21       886
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LL-21            La Luz        173.10      2.2      57.0      63      4,054
                             -----------------------------------------------
                Including      173.60      0.3      320.0     340    22,740
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Silver equivalents are calculated at a ratio of 70:1 silver:gold.

Bradford Cooke, CEO of Endeavour Silver, commented, "Although narrower than the Terronera vein, mineralization in the La Luz vein is much higher grade, more gold rich, and shallower in depth compared to Terronera. Both sets of drill results indicate the excellent exploration potential of the property. Several other veins hosting high-grade mineralization on surface north of the Terronera vein are scheduled for drilling this year. Two drill rigs are currently working on the Terronera property."

Godfrey Walton, M.Sc., P.Geo., Endeavour's President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour Silver - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the company has grown its mining operations to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (symbol EDR) and on the NYSE (symbol EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2017 and the timing and results of various future activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

For more information, please contact:
Meghan Brown
Director Investor Relations

toll free: 1-877-685-9775
tel: 604-640-4804
email: mbrown@edrsilver.com
website: www.edrsilver.com